August 17, 2017

Ms. Jennifer Thompson
Accounting Branch Chief, Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    SCANA Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed May 5, 2017
File No. 001-08809

Dear Ms. Thompson:

We respectfully provide the following responses to the comments arising from your review of the above filings, as described in your letter of August 3, 2017. For ease of reference, we have reproduced and italicized your comment language.

Form 10-K for the Fiscal Year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Electric Operations, page 28

1.
We note your disclosure of the subtotal “margin” which appears to be a non-GAAP measure of gross profit. Specifically, you appear to subtract some but not all of the expenses that comprise the GAAP measure cost of sales from revenue when calculating this subtotal. Clearly label this as a non-GAAP measure and revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K related to the usefulness of this measure. Further your reconciliation should begin with the GAAP measure, so this non-GAAP measure does not receive undue prominence. Please refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:    The Company has long used the term “margin” in describing revenues from electric and gas customers less the costs of goods sold (e.g., costs of commodities and, in the electric segment, purchased power). However, in future filings, in order to ensure that no non-GAAP measure inadvertently receives undue prominence, we will not provide that subtotal or use that caption. We will instead provide separate commentary regarding both the revenues figures and the cost figures within our results of operations discussions.

Ms. Jennifer Thompson

August 17, 2017

Critical Accounting Policies and Estimates, page 38

2.
Given the recent decision to cease construction of the new nuclear units please tell us whether you will add a critical accounting policy which addresses accounting estimates associated with plant abandonment accounting. To assist us in understanding your conclusion, please describe to us the abandonment provisions under the Base Load Review Act (“BLRA”) and the process you will take under the abandonment provisions in order to pursue cost recovery of these abandoned plants. Further, explain to us how you will calculate the recovery amount(s) you seek in petition filings. Lastly, please summarize for us how you will apply the abandonment accounting guidance under ASC 980-360-35 as you move through the recovery process with your regulator. In doing so, explain to us how and when you will recognize and measure any potential charges associated with disallowed costs of these abandoned plants. Please consider expanding your disclosure to discuss accounting estimates where the nature of the estimates or assumptions are material due to their levels of subjectivity and judgment necessary to account for uncertain matters or the susceptibility of such matters to change and where the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Response:    In our Form 10-Q for the Quarterly Period Ended June 30, 2017, filed on August 4, 2017, we included extensive disclosures regarding the recent determination to cease construction of the new nuclear units and to seek cost recovery under the abandonment provisions of the BLRA. Certain of those disclosures are responsive to elements of the above comments. For example, within footnote 9 to the condensed consolidated financial statements and within the risk factors, we described the regulatory construct under which recovery of the costs, and a return on them, which were incurred in connection with the project may be obtained, and we also described related uncertainties surrounding that regulatory process. In future filings and as the regulatory process develops, we will continue to address these matters in our disclosures and in our accounting, as appropriate. Below are responses more specifically addressing the individual comments above, much of which will be seen, as appropriate, within an expanded discussion of critical accounting policies and estimates regarding abandonments in those future filings.

The BLRA specifically provides for a utility’s recovery of a return of and a return on costs expended in connection with a base-load generating project such as our new nuclear units whenever such a project is abandoned prior to its completion, so long as the utility demonstrates by a preponderance of the evidence that its decision to abandon the project was prudent. In order to effect that recovery, the utility must initiate a proceeding by filing a petition with the South Carolina Public Service Commission (“SC PSC”). Through a petition filed on August 1, 2017, SCE&G had sought recovery of such costs expended on the project, including certain costs incurred subsequent to SCE&G's last revised rates update and certain other costs, all under the abandonment provisions of the BLRA.

Because an application under the abandonment provisions of the BLRA and the regulatory process contemplated thereby, including the reviews described below, have never been pursued or challenged, it is uncertain whether SCE&G will be able to demonstrate that its decision to abandon the New Units was

Ms. Jennifer Thompson

August 17, 2017

prudent or whether it will successfully recover such costs, and a reasonable return on them. Additionally, anticipated appeals of any ruling by the SC PSC which would be considered favorable to SCE&G could be protracted.

Since the petition filing on August 1, 2017, a number of public officials and legislative bodies have sought an opportunity to review the decisions leading to the abandonment in less formal, non-adjudicatory proceedings. By motion dated August 9, 2017, the South Carolina Office of Regulatory Staff (“ORS”) moved to dismiss the petition citing, among other things, ORS’s desire to “assist by providing time” for such review by the Governor, the Attorney General, the V.C. Summer Nuclear Project Senate Review Committee, the Utility Ratepayer Protection House Committee, and the South Carolina Public Utilities Review Committee, among others. In the interest of allowing these inquiries and reviews to proceed without the pressure of simultaneous adjudicatory proceedings before the SC PSC, on August 15, 2017, and as disclosed in a Form 8-K also dated August 15, 2017, SCE&G withdrew its petition. Absent that withdrawal, the petition would have been heard by the SC PSC, and under the BLRA, would have been ruled upon within six months.

In future regulatory filings, SCE&G intends to seek recovery of all amounts expended to date on the project, which costs have been capitalized under appropriate generally accepted accounting principles and carried within the Construction Work in Progress caption on its balance sheet. As we discussed in our second quarter Form 10-Q, it is expected that these costs will be moved into a regulatory asset during the third quarter. However, we will continue to evaluate whether we meet the requirements, as of September 30, 2017, to remove the incurred costs from Construction Work in Progress and to establish a new regulatory asset for them. We will also evaluate the probability of recovery of these costs and other costs directly related to the project, including carrying costs.

ASC 980-360-35 provides guidance regarding the appropriate accounting for plant abandonments, including prescribing the timing for removing abandoned costs from construction work in progress accounts (see above) and for determining losses to be recorded in the event a disallowance of all or part of the cost of the abandoned plant is both probable and reasonably estimable. At this time, no impairment or disallowance has been recognized, as we believe that all costs are probable of recovery. Among the bases for that belief are that, in all prior BLRA proceedings, the SC PSC has unanimously approved our petitions and has granted all prior revised rates requests thereunder, including providing related prudency determinations. Further, notwithstanding our withdrawal of our recent petition, we do not believe that our decision to abandon was imprudent, and we intend to file a later petition seeking recovery.

However, we will appropriately consider and apply this guidance as we evaluate ongoing developments during the regulatory process. Specifically, if all costs are not probable of being fully recovered and a loss can be reasonably estimated, we will record impairment charges based on the criteria of ASC 980-360-35. These developments could occur, for example, as governmental reviews, discovery efforts, data requests or witness preparation activities occur, as accounting orders or other regulatory filings occur, or as any settlement negotiations progress. As new information becomes available, these estimates may also change.

Ms. Jennifer Thompson

August 17, 2017

In summary, we realize that our decision to cease construction was significant and that the various uncertainties are also significant. Because these matters have ongoing impacts on material accounting estimates and the nature of these estimates involves significant judgment and subjectivity, we will expand our discussion of critical accounting policies and estimates, particularly within the “Accounting for Rate Regulated Operations” caption, to specifically address plant abandonment accounting and related matters.

Form 10-Q for the Quarterly Period Ended March 31, 2017
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

3.
We note that SCE&G was obligated to pay all costs incurred by the Consortium, Fluor, other subcontractors and vendors for work performed or services rendered while the Interim Assessment Agreement remained in effect. Please explain to us in reasonable detail what impact this had on your liquidity. Further, explain to us how your recent decision to cease construction and seek recovery of costs for these abandoned assets will affect customer rates and your liquidity. Lastly, tell us what effect the settlement agreement with Toshiba is expected to have on your liquidity. Also, tell us whether and how you will expand your liquidity section to address these matters.

Response:    Payments under the Interim Assessment Agreement during its period of applicability (March 28, 2017 through early-August 2017) were similar to amounts that SCE&G had been paying and had anticipated paying the Consortium under the milestone payment mechanisms and other payment provisions of the engineering, procurement and construction contract, as it had been amended in 2015, and reflective of the Company’s subsequent exercise of the fixed-price option. As such, these payments under the Interim Assessment Agreement did not significantly alter the Company’s liquidity from that which had been previously disclosed. In light of the withdrawal of our petition as described above, we do not expect any immediate impact on customer rates from our decision to abandon construction.

Current customer rates, combined with the cessation of the capital expenditures on the project, will improve liquidity to the extent that such cash flows are not used for other purposes. Under the approach outlined in the petition which was filed, cash received under the Toshiba Settlement Agreement would not have a significant impact on the Company’s liquidity due to the Company’s proposal to provide an offsetting decrement rider to customers as and to the extent these settlement proceeds are received from Toshiba. As outlined in that petition, this decrement rider would offset the abandonment-related customer rate increase for several years. As noted above, this petition was withdrawn on August 15, 2017, to allow the governmental reviews regarding the project to occur. However, following the completion of those reviews, we expect to again approach the SC PSC with a plan regarding recovery of the project costs from our customers.

The lower level of capital expenditures which has been forecast following the abandonment is reflected in the liquidity discussion within Management’s Discussion and Analysis within the Form 10-Q for the Quarterly Period Ended June 30, 2017, and a discussion of the expected use of future operating cash flows (e.g., repayment of debt and repurchase of common stock) is also included there. This lower level

Ms. Jennifer Thompson

August 17, 2017

of capital expenditures and its effects on the Company’s financing plan were also discussed in recent conference calls with analysts. As the regulatory process proceeds, disclosures regarding liquidity matters will continue to be evaluated and updated.

We appreciate your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure of our filings. Should you have any further questions, please call me at 803-217-6017, or Jimmy Addison, our Executive Vice President and Chief Financial Officer, at 803-217-9391. Alternatively, I can also be reached at jswan@scana.com.

Very truly yours,

/s/James E. Swan, IV
James E. Swan, IV
Vice President and Controller